          VIA EDGAR AND FACSIMILE (292) 772-9203

          Michael K. Pressman
          Special Counsel
          Office of Mergers and Acquisitions
          Division of Corporate Finance
          Securities and Exchange Commission
          100 F Street, N.E.
          Washington, DC 20549-7010

          Re:      Office Depot, Inc.
                     DEFA14A filed March 31, 2008
                     File No. 1-10948

          Dear Mr. Pressman:

                     On behalf of our client, Office Depot, Inc. (“Office Depot”), we are providing the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with Office Depot’s responses to the comments in your letter dated April 4, 2008 (received on April 7, 2008) regarding Office Depot’s Supplement No. 1 filed on March 31, 2008 (“Supplement No. 1”) to Office Depot’s definitive proxy statement dated March 14, 2008 (the “Definitive Proxy Statement”). For your convenience, each response below corresponds to the bold italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Mr. Michael K. Pressman, Special Counsel Securities and Exchange Commission April 14, 2008 Page 2

1.	We note that you have not filed a form of the Notice of Internet Availability of Proxy Materials as required by Rule 14a-16(i). Please file the required material.

At the request of the Staff, on April 9, 2008, we filed on behalf of Office Depot under the EDGAR header tag DEFA14A the Notice of Internet Availability of Proxy that was sent to Office Depot’s stockholders on or about March 14, 2008.

2.	Please note that it appears that your proxy statement filed under the EDGAR header tag DEFA14A on March 24, 2008 should have been filed under the EDGAR header tag DEFR14A. Please advise.

We respectfully advise the Staff that we believe Supplement No. 1 was properly filed under the EDGAR header tag DEFA14A as Supplement No. 1 contains information that is in addition to, and does not revise, the information contained in the Definitive Proxy Statement. Many registrants utilize the EDGAR header tag DEFA14A when filing supplements to definitive proxy statements, and use the EDGAR header tag DEFR14A when filing revised, or revisions to, definitive proxy statements. For examples of proxy supplements filed under the EDGAR header tag DEFA14A see Blockbuster Inc. proxy supplement filed on April 21, 2005; Atmel Corporation proxy supplement filed May 8, 2007; Archstone-Smith Trust proxy supplement filed August 20, 2007; and Take-Two Interactive Software, Inc. proxy supplement filed on March 26, 2008. For examples of revised definitive proxy statements filed under EDGAR header tag DEFR14A see People’s United Financial, Inc. definitive proxy statement filed on April 2, 2008; AirTran Holdings, Inc. definitive proxy statement filed on April 2, 2008; and CNA Surety Corporation definitive proxy statement filed on March 21, 2008.

DEFA14A filed March 28, 2008

3.	You must characterize each statement or assertion of opinion or belief as such, and you must have a reasonable basis for each such opinion or belief. You should not issue any insupportable statements. Support for opinions or beliefs should be self- evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis, with a view toward disclosure. We cite the following examples of statements or assertions in the soliciting materials that require both supplemental support and recharacterization as statements of belief or opinion:

	•	“He’s destroyed a lot of Wealth.”

	•	“You seem to be a serial killer of public companies through operating losses and equity dilution.”

	•	“Multiple sources attributed Mars Music’s failure to a fundamentally flawed business plan that mixed excessive spending with unrealistic goals.”

Office Depot respectfully submits that it believes that statements or assertions of opinions or belief made in Definitive Proxy Statement, Supplement No. 1 and any additional proxy materials it has filed have been appropriately characterized as such, that a reader of these materials understands these are opinions and beliefs and that a reasonable basis exists for

Mr. Michael K. Pressman, Special Counsel Securities and Exchange Commission April 14, 2008 Page 3

each of each of its opinions and beliefs included in such materials. In responses to the statements cited above in the Staff’s comment, (and without conceding that Office Depot is required to provide any such support or documents) Office Depot notes the following:

•	The statement “He’s destroyed a lot of Wealth” is clearly attributed in Office Depot’s letter to stockholders dated March 31, 2008 (the “Stockholder Letter”) to an article by Jeff Ostrowski in the Palm Beach Post, dated March 23, 2008. In addition, the Stockholder Letter details the poor business performance of Alan Levan’s companies. We have also attached a stock price chart as an exhibit to this letter.

•	The statement “You seem to be a serial killer of public companies through operating losses and equity dilution” is clearly attributed in the Stockholder Letter to a caller on Bluegreen Corporation’s fourth quarter 2007 earnings call.

•	The statement “Multiple sources attributed Mars Music’s failure to a fundamentally flawed business plan that mixed excessive spending with unrealistic goals” is accompanied in the Stockholder Letter by a supporting quote from Music Trades, December 2002. That article, as well as additional sources supporting this statement, are included as exhibits to this letter.

* * *

     In response to the Staff’s request for written confirmation from each participant and filing person regarding their disclosure obligations and the comment process, we confirm on behalf of Office Depot and each participant and filing person related to Office Depot that:

•	each participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participant or filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael K. Pressman, Special Counsel Securities and Exchange Commission April 14, 2008 Page 4

     If you have any additional questions, please feel free to contact the undersigned, outside counsel to the Company, at (212) 403-1309.

Very truly yours,

/s/David A. Katz David A. Katz

cc:	Elisa Garcia
Executive Vice President, General Counsel & Corporate Secretary
Office Depot, Inc.
2200 Old Germantown Road
Delray Beach, Florida 33445

EXHIBITS

Music Trades Magazine

“End of the road for Mars: Mark Begelman’s lofty goal of creating the biggest music retailer ended abruptly in bankruptcy court with a liquidation order. The going-out-of-business sale will be almost over as you read this account.”

December 1, 2002

On Thursday, October 24 at 4:00 P.M., as the sound of Judge Paul Hyman’s gavel reverberated through the Fort Lauderdale courtroom, Gordon Brothers Group emerged as the winner in the auction for MARS Music assets. The liquidator agreed to pay 77% of the cost value of MARS’ $54 million in inventory, or approximately $42 million, and announced that it would commence “going out of business sales” at the remaining 37 MARS locations immediately. In addition to selling the inventory, Gordon Brothers said it would also auction off all MARS display fixtures, furniture, and computers. As one person familiar with the liquidation process noted, “Before it’s over, they’ll be peeling the carpet off the floor and selling that too.”

Gordon Brothers’ $42 million bid will go towards satisfying MARS secured creditors, primarily Congress Financial, which is owed $38 million. The approximately $4 million difference between the Gordon Brothers bid and the payment to Congress Financial, will go towards covering lawyer and accounting fees and court costs. Unsecured industry suppliers who are owed an estimated $35 million are expected, at best, to get pennies on the dollar.

Gordon Brothers, an international concern with a client roster that includes K-Mart, Rite Aid Drugs, and Golf America, outbid Great America Group, a rival liquidator. There were no offers to buy the company as a going concern. Boca Raton-based Sun Capital Partners had explored buying MARS with the intent of operating it as a 20-store chain, but it never submitted a bid after leading industry suppliers expressed reservations about extending credit to retailer going forward. Retired Guitar Center CEO Ray Scherr also traveled to Fort Lauderdale to investigate an investment opportunity in MARS but did not submit a bid.

The auction in Judge Hyman’s courtroom brought an unceremonious end to one of the most dynamic retail enterprises in industry history. In a brief five-year time span, MARS Music set a number of noteworthy records that are unlikely to be challenged anytime soon. Between 1997 and 2001, MARS sales advanced at an unprecedented 116%-a-year rate, from $49 million to $340 million. In September 2000 the company opened six new locations, more stores in a single month than any other music retailer. While achieving a head-spinning growth rate, MARS also set equally momentous records for red ink. Insiders report that losses for the company topped $20 million in each of its five years of operation.

Perhaps the most noteworthy record set by MARS is for money lost. Investors saw the $190 million they had advanced to fund MARS Music and its sister website, MARSmusic.com, go up in smoke. Industry suppliers who gave terms to MARS are in the process of taking roughly $35 million in bad debt write-offs. Landlords who bankrolled $1.8 million of leasehold improvements at 50 MARS locations are facing a write-off in the neighborhood of $50 million. On top of that, the 2,400 people who once drew a MARS paycheck are now looking for work.

Mark Begelman, founder of MARS, attributed the company’s problems to a soft economy and tight capital markets. However, Ray Miller, chief operating officer, gave a more telling assessment when he said bluntly to a reporter from the Miami Herald, “Our stores were too big.”

What Miller alluded to was the fact that, MARS locations, at an average of 35,000 square feet, had $1.7 million in leasehold improvements, $2.5 million in inventory, and a staff of 40. This outsized investment and payroll placed the break-even point for each store well north of $10 million--a plausible “stretch” goal for a well placed store in Los Angeles, but an impossible hurdle for markets like Albany, Cincinnati, Baltimore, Charlotte, or Denver. To put the scale of MARS locations in perspective, consider that the average Guitar Center store is 17,000 square feet and has a mere $500,000 in leasehold improvements.

The problems of oversized stores were exacerbated by a high-overhead central office in Fort Lauderdale. At its peak, the MARS headquarters had 160 employees handling administration, finance, and promotional functions. In addition to the significant head count, the company spent liberally on seemingly extraneous items, like paying $3 million to place the MARS logo on a dozen SFX concert venues nationally and underwriting a record label. One creditor who asked for anonymity said, “They had a big-company mentality and were willing to spend on things like consultants and research. They weren’t like the successful retailers in this business who squeeze every expense.”

Like any start-up, MARS also suffered from a learning curve. In the early years, the company made costly buying mistakes, ran ineffectual promotions, and tried unsuccessfully to hit aggressive targets with a non commissioned sales force. However, because of the company’s extraordinary growth curve, the “learning mistakes” were made on a grand scale, costing the company millions.

In March 1997 at the opening of the first MARS location in Tampa, Florida, Mark Begelman told a group of suppliers that the company would redefine music retailing with a combination of “solution selling” and cutting-edge merchandising. He projected that the enterprise would eventually reach $1 billion in sales. Over the next five years he marshalled extraordinary human and financial resources towards achieving that goal. Unfortunately, the energies were directed towards a business model that proved fundamentally flawed.

The cavernous MARS locations were never profitable, but as long as Begelman could raise money, the company stayed afloat. The strength of his record as a founder of Office Depot, combined with an ability to inspire confidence, gave him access to top-flight venture capitalists. But by mid-2001, as MARS failed to deliver on original financial projections, the investment community lost its enthusiasm for the venture and withheld funds. With cash running low, Begelman shuttered 11 stores in January 2002 and launched a cost-cutting drive. He had hoped to forge e remaining stores into a profitable retail chain. However, intransigent landlords who demanded that he pay off leases on the shuttered stores forced MARS into Chapter 11.

On September 27, the day MARS filed in bankruptcy court, Begelman and his lieutenants remained confident that they could reorganize the business and emerge from Chapter 11. However, Congress Financial, MARS’ lead lender, had a different plan. Looking at MARS’s over $80 million in cumulative operating losses, the bankers concluded that every day the company stayed open, its asset value would diminish. Their recommendation to the bankruptcy judge: immediate sale or liquidation. The creditor’s committee, comprised of music industry suppliers, were divided. Some felt that MARS was hopeless and sided with the bankers in calling for an immediate sale. Others has some reservations. “Our losses are in the past, and we have to look forward,” said one. “If they can come up with a plan for turning this into a workable business, I’m interested in supporting it.”

As the largest MARS creditor, Congress Financial ultimately got its way. On October 12, Judge Hyman rejected the MARS Chapter 11 filing and set a two-week deadline for selling or liquidating the company. There were a few informal inquiries, but the October 23 deadline for submitting bids to buy MARS as a going concern came and went with no formal offers. A day later, when liquidators got the chance to bid, Gordon Brothers submitted the highest offer.

“MARS is satisfied with the results of the auction,” said Paul J. Battista, the retailer’s bankruptcy attorney. “We were able to achieve more value through the auction for the creditors.” A sad epitaph for a retailer that stormed on the scene with the loftiest of ambitions, but also a sober warning for the consequences of overconfidence.

Sun-Sentinel (Fort Lauderdale, Florida)

“Music Store Giant Mars Inc. Files For Bankruptcy”

September 28, 2002 By Marcia Heroux

Mars Inc. founder Mark Begelman’s grand plans for expanding his music superstores came back to earth Friday as the company filed for bankruptcy protection from creditors.

Mars Music stores, which offer instruments, music lessons and recording studios for musicians, have become havens for local musicians. Most stores are expected to remain open during the restructuring of the business under Chapter 11 of the bankruptcy code.

It has been five years since Begelman, rock ‘n roller and former president of Office Depot, opened the first of 50 music superstores in 20 states.

Begelman could not be reached for comment. In a prepared statement, he and new chief financial officer Raymond Miller said the company was unable to complete its restructuring and settle debt obligations before the holiday retail season. “It is our hope that Mars can now effect a timely and effective reorganization,” the statement said.

Plans to close stores

Fort Lauderdale-based Mars has 41 stores left, but plans to close more stores as it restructures. None of the store closings are expected in Florida, said Mars’ Miami-based law firm, Genovese Joblove & Battista. In South Florida, Mars has one store in Fort Lauderdale, two in Miami and one in West Palm Beach.

“Over expansion, too much leverage” is the way Mars’ bankruptcy attorney Craig Rieders summed up Mars’ situation on Friday. “They’re closing the non-performing stores and trying to reorganize.”

Mars Music, which has stores in 14 states, plans to close two stores in Massachusetts, one in Michigan and one in Tennessee, according to the bankruptcy filing. Inventory from the closed stores will be auctioned, the filing says.

The company also is asking the court for permission to honor all gift cards, pre-paid music lessons, layaway agreements and warranties issued before the filing and to make refunds on products purchased before the filing.

The history of Mars

Mars Music was the dream of Begelman, who has played in rock bands since he was 18, including a band called Eraserhead when he was president of Office Depot from 1991 to 1995. Previously, Begelman was founder of Office Club, a California-based office products chain that was acquired by Office Depot in 1991.

When Begelman left the office-supply business in 1995, Office Depot had a strong record of double-digit profit and sales growth.

A year later, Begelman decided to make his love his work and bought Ace Music, a four-store retail chain in South Florida. The first Mars Music superstore, which offered instruments, lessons and recording studios, opened in 1997. He built brand identity through sponsorship of Coral Sky Ampitheatre in West Palm Beach.

Mars paid $3.3 million in 2000 for the naming rights at Coral Sky, but in August ended its arrangement with South Florida’s largest outdoor concert venue.

At its South Florida headquarters and stores, Mars employs 300 people. The company has a total of 1,750 employees nationwide and about 700 music teachers who give music lessons as independent contractors.

The company didn’t say how many employees would be affected by additional store closings. The company asked in its bankruptcy filing that it be allowed to keep employee salaries at their current level and maintain all employee benefits such as 401 (k) contributions and an estimated $60,000 in bonuses it expects to pay to some employees.

Mars goes to court

On Monday, Mars goes to court to demonstrate it can continue operating as it reorganizes. The company said it has arranged $60 million in financing from Congress Financial Corp. in Florida that would allow it to meet inventory needs.

Under Chapter 11, a voluntary bankruptcy filing, companies receive protection from creditors’ claims while they restructure. Major creditors in the bankruptcy include top musical instrument names Fender, Roland, JBL, Gibson-Nashville and Kaman. The highest debts range from nearly $900,000 owed to Kaman Music to $1.9 million to Roland Corp. for its fiscal year which ended Jan. 26, Mars had sales of $345.7 million, according to the bankruptcy filing. The company lists assets of about $165.9 million and liabilities of about $129.3 million.

Mars is the nation’s third-largest music products retailer behind No. 1 Guitar Center and No. 2 Sam Ash Music Corp. The top 200 retailers in the category posted sales of $3.87 billion last year, up 4 percent from the year before, according to Music Trades, an industry trade publication.

While the economy is one sour note, Mars has not succeeded in competing against industry leader Guitar Center Inc., said retail industry analyst Rick Nelson. The stores Mars closed early this year were all in direct competition with Guitar Center stores.

Guitar Center focuses on professional and would-be professional musicians whereas Mars has a broader focus that includes selling band instruments for students. In an industry of specialists, Mars’ broad focus may have hurt its sales, Nelson said.

Mars may also have been hurt because they invested in stores too large to support themselves, Nelson said. Mars has a store in Dolphin Mall in Miami that is 30,000 square feet.

“They have beautiful stores, but their stores are oversized, about twice the size of a typical Guitar Center store,” said Nelson, an analyst with Stephens Inc.

Sun-Sentinel (Fort Lauderdale, Florida)

“Mars Drops 20 More Jobs; Cuts Include Employees At Headquarters”

October 9, 2002 By Purva Patel

The affected employees worked in various departments, including accounting, marketing and finance at the company’s corporate headquarters in Fort Lauderdale. Mars now employs about 260 people at its headquarters and four South Florida stores.

Mars filed for bankruptcy protection from creditors late last month, saying that it couldn’t finish restructuring and settle debt obligations before the holiday retail season.

Founder and CEO Mark Begelman on Tuesday cited tighter capital markets and the Sept. 11, 2001, attacks as economic triggers that spurred the company’s financial decline.

“The economic climate post-Sept. 11 was difficult for a lot of people, ourselves included,” he said.

Analysts have said Mars expanded too quickly and invested in oversized stores that didn’t make it a feasible competitor for industry leader Guitar Center Inc.

Begelman said the company had a business model that was working, but in retrospect, “you only open stores with the capital you have.”

Begelman opened the first Mars Music superstore, which offered instruments, lessons and recording studios, in 1997.

Mars Music stores located across 20 states offer instruments, music lessons and recording studios for musicians.

The company has already closed 15 stores and let 17 employees from the corporate offices go last week. Begelman said it wasn’t financially feasible to give the employees severance packages.

He also said it was premature to speculate what layoffs or closings may be in the company’s future, and the company is examining every aspect of its business model including e-commerce and the retail stores. He said he expects the company to be smaller but with positive cash flows by December.

“We’re hoping Mars winds up becoming a company that can restructure and walk out with our heads up,” he said.

Three-Year Stock Price Performance of Alan Levan Companies

March 16, 2005 to March 14, 2008 Price as a % of Base (March 16, 2005 = 100.0%)

•	Bluegreen Corporation — Levan is Chairman

•	BankAtlantic Bancorp — Levan is Chairman and CEO

•	BFC Financial Corporation — Levan is Chairman and CEO

•	Levitt Corporation — Levan is Chairman and CEO